UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of April 2004

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐   No   ☒

Lisbon, April 2nd 2004

Reuters:          EDPP.IN / EDP.N

Bloomberg:    EDP PL / EDP US

Investors & Analysts’ Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos

Ellsabeta Ferreira

Cristina Requicha

Rui Antunes

Tel:   +351 21 001 2834

Fax:  +351 21 001 2899

Email: ir@edp.pt

Site:    www.edp.pt

EDP DIVIDENDS - FINANCIAL YEAR 2003

EDP – Electricidade de Portugal, S.A. General Shareholders’ Meeting of 31st of March 2004 approved the payment of a Eur. 0.09 gross dividend per share equivalent to a 71% payout on 2003 earnings.

EDP shares will trade ex-dividend from the 27th of April 2004 (inclusive) and dividends will be paid from the 30th of April 2004 as follows:

	Resident Shareholders	Non Resident Shareholders

Gross dividend	€0.09000	€0.09000

Taxable Income (*)	€0.04500	€0.04500

Income taxes	15%	25%

Total of tax deductions	€0.00675	€0.01125

Net value per share	€0.08325	€0.07875

(*)         According to the provisions laid down in article 59 of “Estatuto dos Beneficios Fiscals” (Tax Benefit Code) dividends now paid are 50% taxable.

Shareholders that are entitled to exemption or yet exempt from tax deduction at source should prove that exemption to the bank or financial institution where the shares are registered.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 5, 2004

EDP- Electricidadé de Portugal

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer